Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended November 30, 2021 of GoldMining Inc. of our report dated February 28, 2022, relating to the consolidated financial statements, which is filed as in Exhibit 99.3 to, and incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10/A (No. 333-255705) of GoldMining Inc. of our report dated February 28, 2022 referred to above. We also consent to the reference to us under the heading “Interests of Experts” which appears in the Annual Information Form which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia, Canada

February 28, 2022